EXHIBIT 99.1
FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE June 27, 2012
ITEM 3.	NEWS RELEASE Issued June 28, 2012 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced today that Rudi Fronk, its President and CEO since 1999, will now assume the position of Chairman and CEO. Jay Layman becomes the President of the Company and retains his title of Chief Operating Officer. James Anthony, who has served as Chairman of Seabridge since 2002, will now become Chairman of the Corporate Governance Committee with primary responsibility of ensuring the independence and effectiveness of the Board of Directors.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 28th day of June, 2012

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 28, 2012

Seabridge Gold Reports on Annual Meeting Results and Senior Management Changes

Toronto, Canada – Seabridge Gold announced today its shareholders overwhelmingly voted in favor of all motions put before them at the Company’s Annual General Meeting held yesterday in Toronto, Ontario, Canada. Re-elected to the Board of Directors were James S. Anthony, A. Frederick Banfield, Douglas “Scott” Barr, Thomas C. Dawson, Louis J. Fox, Rudi P. Fronk and Eliseo Gonzalez-Urien. In addition, Jay Layman was elected to the board for the first time. He has served as the Company’s Chief Operating Officer since March 2011. KPMG was also re-appointed auditors for the Company for the tenth consecutive year. At the meeting, 25.9 million shares of the Company’s 43.1 million shares (approximately 60%) were represented by proxy or in person.

Seabridge also announced that Rudi Fronk, its President and CEO since 1999, will now assume the position of Chairman and CEO. Jay Layman becomes the President of the Company and retains his title of Chief Operating Officer. James Anthony, who has served as Chairman of Seabridge since 2002, will now become Chairman of the Corporate Governance Committee with primary responsibility of ensuring the independence and effectiveness of the Board of Directors.

Commenting on the changes in the management structure, Mr. Anthony said that “the evolution of Seabridge’s two core assets now requires an increase in the technical leadership of the Company. Prior to joining Seabridge, Mr. Layman held senior engineering positions at Newmont Mining with his last role there being Vice President responsible for global technical services. For the past 15 months, he has managed Seabridge’s Preliminary Feasibility Studies at KSM and Courageous Lake where his talents have contributed to significant improvements in design. The Board has decided that these achievements merit his election to the Board and promotion to the position of President”.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located in British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Jay S. Layman, President and C.O.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net